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                                                                  EXHIBIT (b) 1.

                                  INTRODUCTION

The following unaudited combined, condensed pro forma financial statements adjust the historical statements of operations data for the year ended December 31, 1995 and the six months ended June 30, 1996 and adjusts the historical balance sheet data as of June 30, 1996 to give effect to:

(1)       the acquisitions completed in 1995:

          (a) on September 22, 1995, the Company completed its merger with World Communications, Inc. (a Missouri corporation) ("World") in an transaction accounted for as a purchase wherein the Company acquired current assets of $256,571, approximately 3,237 installed telephones, assumed approximately $6,900,000 in debt and outstanding liabilities of World and issued 402,500 unregistered shares of the Company's Common Stock and 530,534 shares of the Company's 10% Non-Voting Redeemable Preferred Stock, which was subsequently converted to 884,214 unregistered shares of Common Stock on June 28, 1996;

          (b) on October 16, 1995, the Completed the acquisition of Public Telephone Corporation (an Indiana corporation) ("Public Telephone") in an transaction accounted for as a purchase wherein the Company acquired current assets of $54,742, approximately 1,200 installed telephones, assumed approximately $2,800,000 in debt and outstanding liabilities of Public Telephone and issued 304,879 unregistered shares of the Company's Common Stock to the shareholders of Public Telephone;

(2)       the acquisitions completed in the first quarter of 1996:

          (a) on March 15, 1996 the Company acquired all the outstanding common stock of International Pay Phones, Inc. (a South Carolina company) and International Pay Phones, Inc. (a Tennessee company) (collectively "IPP"), companies affiliated through common ownership and management. In connection with the acquisition of IPP, the Company acquired 2,101 installed telephones for a purchase price consisting of: (i) $3,496,487 in cash; (ii) 555,589 unregistered shares of the Company's Common Stock, par value $.01, ("Common Stock"); (iii) 5,453.14 unregistered shares of 14% Convertible Cumulative Redeemable Preferred Stock ("14% Preferred"); and (iv) warrants to purchase 117,785 shares of the Company's Common Stock at a nominal exercise price per share ("Nominal Value Warrants"). Additionally, the Company assumed approximately $1,757,000 in liabilities, of which $1,551,796 was repaid by the Company on March 15, 1996. The cash purchase price included three five year non-compete agreements, with an aggregate value of $60,000, with three of IPP's former officers; and

          (b) on March 15, 1996, the Company completed a Share Purchase Agreement with Paramount Communications Systems, Inc. (a Florida corporation) ("Paramount"). Under the terms of the Agreement, the Company acquired 2,528 installed telephones for a purchase price consisting of: (i) $9,618,553 in cash; (ii) 8,333.33 shares of 14% Preferred; and (iii) Nominal Value Warrants to purchase 179,996 shares of the Company's Common Stock. In addition, the Company assumed outstanding liabilities of approximately $733,000, of

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               which $697,947 was repaid on March 15, 1996. The purchase price included a five year consulting and non-compete agreement, valued at $50,000, with one of Paramount's former officers.

(2) the Amtel acquisition completed on September 13, 1996 and the POA acquisition completed on September 16, 1996; and

(3) the additional funds borrowed under the Lender's Credit Facility on September 13 and 16, 1996, to complete the acquisition of Amtel and POA, pay related expenses and other obligations of the Company.

The pro forma adjustments are included in the unaudited pro forma balance sheet as if the transactions had occurred on June 30, 1996 and in the unaudited pro forma statements of operations as if the transactions had occurred at the beginning of each period presented. The unaudited pro forma combined condensed financial data should be read in conjunction with the historical financial statements and notes thereto included elsewhere in this Prospectus, and are not necessarily indicative of the results of operations that might have occurred if the transactions had taken place on the dates indicated or which might occur in any future period.

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